

June 17, 2024

Keith R. Dolliver
Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re: Microsoft Corporation**
> **Current Report on Form 8-K filed January 19, 2024**
> **Amended Current Report on Form 8-K/A filed March 8, 2024**
> **File No. 001-37845**

Dear Keith R. Dolliver:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Current Report on Form 8-K filed January 19, 2024 and Amended Current Report on Form 8-K/A filed March 8, 2024

Item 1.05 Material Cybersecurity Incidents, page 1

1. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident had not had a material impact on your operations, and you had not determined whether the incident was reasonably likely to materially impact your financial condition or results of operations.

2. We note the statement in your Form 10-Q for the quarter ended March 31, 2024 indicating that the cybersecurity incident has and may continue to result in harm to your reputation and customer relationships. Please advise us as to whether you believe the harm to your reputation and customer relationships is reasonably likely to have a material impact on you, including your financial condition and results of operations. To the extent you determine it is reasonably likely to have a material impact, please file an amended Form 8-K pursuant to Instruction 2 to Item 1.05 to update your disclosure.

Keith R. Dolliver
Microsoft Corporation
June 17, 2024
Page 2

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Conlon Danberg at 202-551-4466 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences